UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Allego N.V.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

N0796A118

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Alexander Lynch, Esq.

Heather Emmel, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Allego N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands (the “Company,” “Allego,” “us” or “we”), on August 25, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to the holders of its outstanding warrants (the “Warrants”), each to purchase the Company’s ordinary shares, each with a nominal value of € 0.12 per share (the “Ordinary Shares”), the opportunity to receive 0.23 Ordinary Shares in exchange for each of our outstanding Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of February 8, 2021 by and between Spartan Acquisition Corp. III (“Spartan”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as assumed by the Warrant Assumption Agreement, dated as of March 16, 2022, by and among the Company, Spartan and the Warrant Agent (the “Warrant Agreement”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding Warrants.

The Offer and Consent Solicitation is being made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, originally dated August 25, 2023, and as thereafter amended (the “Prospectus/Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(i).

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to update Item 11 of the Schedule TO to report the number of Warrants that have been validly tendered and not validly withdrawn pursuant to the Offer and Consent Solicitation as of September 22, 2023.

Only the item amended is reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read together with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation was previously scheduled to expire at Midnight (end of day), Eastern Time, on September 22, 2023 (the “Original Expiration Date”). On September 22, 2023, the Company issued a press release announcing the extension of the Original Expiration Date. As a result of the extension, the Offer and Consent Solicitation is now scheduled to expire at Midnight (end of day), Eastern Time, on September 28, 2023, or such later time and date to which the Company may extend. The Company has been advised that, as of the Original Expiration Date, 7,264,626 Warrants, or approximately 52.6% of the outstanding Warrants, were validly tendered and not validly withdrawn. In addition, pursuant to the Consent Solicitation, the Company has been advised that, as of the Original Expiration Date, the Company has received the approval of approximately 52.6% of the outstanding Warrants to the Warrant Amendment (as defined in the Prospectus/Offer to Exchange), which exceeds a majority of the number of then outstanding Warrants required to adopt the Warrant Amendment.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)

(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on September 22, 2023).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on August 25, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).

(a)(5)(i)	Press Release, dated August 25, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-41329) filed by the Company on August 25, 2023).

(a)(5)(ii)	Press Release, dated September 22, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-41329) filed by the Company on September 22, 2023).

(b)	Not applicable.

(d)(i)	Form of Subscription Agreement (incorporated by reference to Exhibit 99.4 filed with Spartan’s Current Report on Form 8-K, filed by Spartan with the SEC on July 28, 2021).

(d)(ii)	Articles of Association (incorporated by reference to Exhibit 1.1 to Allego’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(iii)	Warrant Agreement, dated as of February 8, 2021, by and between Spartan and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 filed with Spartan’s Current Report on Form 8-K filed by Spartan on February 12, 2021).

(d)(iv)	Warrant Assumption Agreement, dated as of March 16, 2022, among Spartan Acquisition Corp. III, Athena Pubco B.V. and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 2.1 to Allego N.V.’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(v)	Form of Warrant Amendment (incorporated by reference to Annex A of the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on August 25, 2023).

(d)(vi)	Performance Fee Agreement, dated as of December 16, 2020, by and between Madeleine and E8 Investors, with Novation contract signed on August 10, 2021 (incorporated by reference to Exhibit 10.3 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(vii)	Facility Agreement, dated as of May 27, 2019, by and among Allego Holding, Allego B.V., Allego Innovations B.V. and with Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(viii)	Intercreditor Agreement, dated May 27, 2019, by and among between Opera Charging B.V., Allego B.V., Allego Innovations B.V., Allego Holding, Madeleine and Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 30, 2021 (File No. 333-259916)).

(d)(ix)	E8 Power Of Attorney (incorporated by reference to Exhibit 10.12 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(x)	Amendment to the Irrevocable Voting POA and Prior Consent Agreement, dated March 28, 2022, between Madeleine and E8 Investor (incorporated by reference to Exhibit 10.7 to Allego N.V.’s Form F-1 Registration Statement (File No. 333-264056) filed with the SEC on March 31, 2022).

(d)(xi)	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xii)	Bank Guarantee dated August 21, 2020, by and between Société Générale and INEA and cash collateral granted to Société Générale by Allego B.V. (incorporated by reference to Exhibit 10.14 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xiii)	Parallel Debt Agreement, dated as of May 27, 2019, by and among Allego B.V, Allego Innovations B.V. and Allego Holding B.V., to which Allego GmbH acceded pursuant to an accession letter dated as of October 2, 2019 (incorporated by reference to Exhibit 10.15 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(ixx)	Security Assignment Agreement, dated as of October 2, 2019, by and between Allego GmbH and Société Générale (incorporated by reference to Exhibit 10.16 to Athena Pubco B.V.’s Form F-4 (File No. 333-259916) filed with the SEC on February 1, 2022).

(d)(xx)	Letter Agreement, dated February 8, 2021, by and among Spartan, its officers and directors and its Sponsor (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on February 12, 2021).

(d)(xxi)	Amendment No. 1 to Letter Agreement, dated July 28, 2021, by and among Spartan, its Sponsor and the other individuals party thereto (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

(d)(xxii)	Founders Stock Agreement, dated July 28, 2021, by and among Spartan and its Sponsor, Jan C. Wilson and John M. Stice (incorporated by reference to Exhibit 10.2 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

(d)(xxiii)	Second Special Fee Agreement, dated as of February 25, 2022, by and between Madeleine and E8 Investors, with Novation contract signed on May 5, 2022 (incorporated by reference to Exhibit 10.15 to Allego N.V.’s Post-Effective Amendment to Form F-1 Registration Statement (File No. 333-264056) filed with the SEC on September 30, 2022).

(d)(ixxx)	Registration Rights Agreement, dated as of March 16, 2022, by and among Allego, Sponsor, Madeleine Charging, E8 Investor and certain other holders thereto (incorporated by reference to Exhibit 4.1 to Allego N.V.’s Form 20-F (File No. 001-41329) filed with the SEC on May 16, 2023).

(d)(xxx)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No: 333-274205) filed with the SEC on August 25, 2023).

(d)(xxxi)	Form of Tender and Support Agreement, dated August 25, 2023, by and between the Company and the Supporting Warrantholders (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No: 333-274205) filed by the Company with the SEC on August 25, 2023).

(g)	Not applicable.

(h)	Tax Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No: 333-274205) filed with the SEC on August 25, 2023).

Item 12(b)

Filing Fees Calculation of Filing Fee Tables*

* Previously filed.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEGO N.V.

By:	/s/ Mathieu Bonnet
Mathieu Bonnet Chief Executive Officer

Dated: September 25, 2023